AB
3/17

[redacted]

15047096

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helvea Inc.

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 2501
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bjorn C. Kahl — 212-935-5154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Bjorn C. Kahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helvea Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROLA BARGHOUTI
Notary Public, State of New York
No. 01BA6254887
Qualified in Queens County
Commission Expires January 23, 2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Helvea Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2014
(expressed in US dollars)

pwc

Report of Independent Registered Public Accounting Firm

To Management of Helvea Inc.:

In our opinion, the accompanying balance sheet and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Helvea Inc. (the "Company") at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Helvea Inc.
Balance Sheet
As of December 31, 2014

(expressed in US dollars)

Assets

Cash and cash equivalents	$ 4,772,843
Accounts receivable	545,425
Prepaid expenses	164,682
Income tax receivable (includes receivables from Canadian tax authorities)	140,051
Deferred tax asset	6,702
Property and equipment, net of accumulated depreciation of $16,422	92,123
	$ 5,721,826

Liabilities

Accounts payable and accrued liabilities	$ 323,540
Obligations under capital lease	42,891
	$ 366,431

Commitments and contingencies (Note 8)

Shareholder's equity

Capital stock	364,950
Additional paid-in capital	326,613
Retained earnings	4,663,832
	$ 5,355,395
	$ 5,721,826

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Operations

For the year ended December 31, 2014

(expressed in US dollars)

Revenue	
Commission income	$ 6,044,577
Research services	967,421
Interest income	3,158
	$ 7,015,156
Expenses	
Commissions	$ 2,557,302
Salaries and related expenses	1,566,164
Research costs	1,324,959
Professional fees	504,482
Travel, meals and entertainment	410,261
Rent and related expenses	291,282
Foreign exchange loss	271,213
Information services	248,949
Intercompany support services	80,722
Telecommunications	79,485
Memberships and registration fees	72,286
Business and other taxes	57,257
General office expenses	28,013
Miscellaneous expenses	18,322
Depreciation expense on property and equipment	15,505
Electronic data processing maintenance and development	3,765
Interest expense	1,945
	$ 7,531,912
(Loss) before income taxes	$ (516,756)
Provision for income taxes	$ 138,474
Net (loss)	$ (655,230)

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2014

(expressed in US dollars)

	Capital stock				
	Number of Class A common shares	Amount	Additional paid-in capital	Retained earnings	Total
Balance as of December 31, 2013	330,000	$ 364,950	$ 326,613	$ 5,319,062	$ 6,010,625
Net loss	-	-	-	(655,230)	(655,230)
Balance as of December 31, 2014	330,000	$ 364,950	$ 326,613	$ 4,663,832	$ 5,355,395

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Cash Flows

For the year ended December 31, 2014

(expressed in US dollars)

Cash flows from	
Operating activities	
Net loss	$ (655,230)
Adjustments to reconcile net loss for items not affecting cash	
Depreciation expense	15,505
Deferred income taxes	3,488
Changes in operating assets and liabilities	
Increase in accounts receivable	(318,538)
Increase in prepaid expenses	(57,939)
Increase in income tax recoverable	(127,114)
Decrease in accounts payable and accrued liabilities	(11,441)
	(515,032)
Cash used by operating activities	(1,151,269)
Investing activities	
Purchase of property and equipment	(26,611)
Cash used by investing activities	(26,611)
Financing activities	
Repayment of obligations under capital lease	(9,942)
Cash used by financing activities	(9,942)
Effect of foreign exchange rate changes on cash and cash equivalents	(9,631)
Net decrease in cash and cash equivalents during the year	(1,197,453)
Cash and cash equivalents – Beginning of year	5,970,296
Cash and cash equivalents – End of year	$ 4,772,843
Supplementary information	
Income taxes paid, net of refunds of $54,579	$ 265,428
Non-cash item	
Property and equipment acquired and financed through a capital lease	$ 52,833

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Helvea Inc. (the "Company") is registered as a broker-dealer with the US Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from Rule 15c 3-3 pursuant to paragraph (k)(2)(i) of the Securities Exchange Act of 1934 (the Act).

The Company commenced its principal business activity of marketing European securities in 2005.

As of August 2, 2013, Helvea Holding S.A. was acquired by Baader Bank AG. The Company elected not to push down the effects of the acquisition.

In addition, the Company is the U.S. representative broker for Baader Bank AG and certain of its subsidiaries in compliance with SEC Rule 15a – 6 (providing "15a-6 services").

2 Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

The Company records its commission revenue when earned on trade-date. A portion of the commission revenue is earned from related parties, Helvea S.A. and Baader Bank AG.

Commission expense is recorded at the same time as the related commission revenue is earned and recorded. The commission expense is paid to related parties, Helvea S.A. and Baader Bank AG.

Research services

The Company is paid by third parties for providing research services. The Company recognizes research service revenues when they are earned: specifically, when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined and collectibility is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The Company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents. The majority of the Company's cash is held with five financial institutions, one of which is the Company's ultimate parent Baader Bank AG.

(expressed in US dollars)

2. Significant accounting policies (cont'd)

Accounts receivable

The Company accounts for trade receivables at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. The Company writes off trade receivables when they are deemed uncollectible. As at December 31, 2014, there were no allowances and write-offs recorded in the books. A portion of the Company's accounts receivable is due from the ultimate parent of the Company, Baader Bank AG.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight line basis over the following periods:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Artwork in the amount of $10,760 is included in furniture and equipment and is considered an asset with an indefinite useful life and therefore is not amortized.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

US GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As at December 31, 2014, the Company did not have any uncertain tax positions.

Foreign currency translation

These financial statements are presented in US dollars, which is the Company's functional currency.

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of operations.

(expressed in US dollars)

2 Significant accounting policies (cont'd)

Leases

Leases that transfer substantially all risks and benefits incident to ownership of property to the Company are accounted for as capital leases. On initial recognition, assets under capital leases are accounted for in property and equipment at the lower of the present value of the minimum lease payments and the fair value of the asset. A corresponding long-term liability is accounted for as an obligation under capital lease. Rental payments under operating leases are expensed evenly over the lease term.

3 Recent accounting pronouncements

ASU No. 2014-09, Revenues from Contracts with Customers (Topic 606)

The FASB and IASB (the Boards) have issued largely converged standards on revenue recognition. ASU No. 2014-09 affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017. This ASU is to be applied retrospectively, with certain practical expedients allowed. Early application is not permitted.

(expressed in US dollars)

4 Property and equipment

The following table outlines the Company's property and equipment and depreciation:

	2014		
	Cost	**Accumulated depreciation**	**Net**
Furniture and equipment (including artwork of $10,760)	$ 29,100	$ 4,585	$ 24,515
Computer equipment	79,445	11,837	67,608
	$ 108,545	$ 16,422	$ 92,123

Included in computer equipment are computers acquired under capital leases having an original cost of $52,833 and related accumulated amortization of $7,872.

5 Obligations under capital lease

In April 2014, the Company signed a new capital lease contract for computer equipment. The details of the obligations under this capital lease are as follows:

	2014
Computer lease, with interest at the rate of 7.39% maturing May 1, 2017	$ 42,891
Current portion	17,484
Non-current portion	$ 25,407

Future minimum lease payments of obligations under the capital lease in subsequent years are as follows:

Year ended December 31,	
2015	$ 20,067
2016	20,067
2017	6,690
	$ 46,824

(expressed in US dollars)

6 Capital stock

The Company has authorized the following categories of capital stock which are unlimited as to number of shares which can be issued:

Class A common shares

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company or the holder at their paid in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

330,000 Class A common shares	$ 364,950

(expressed in US dollars)

7 Related party transactions and balances

Related parties include Helvea SA, the parent company of the Company, and Baader Bank AG, the parent company of Helvea SA. All transactions between the Company and Helvea SA were performed pursuant to service level agreements. Those between the Company and Baader Bank AG were performed in accordance with the service level agreement signed on April 1, 2014.

The balance sheet includes the following related party balances as at December 31, 2014:

- Cash held in a Baader Bank AG account in the amount of $132,424;
- Commission receivable from Baader Bank AG in the amount of $400,279;
- Intercompany expenses payable due to Baader Bank AG in the amount of $9,805, included in accounts payable and accrued liabilities.

The statement of operations includes the following related party transactions for the year ended December 31, 2014:

- Commissions of $5,145,765 earned by the Company, collected by Helvea S.A. and remitted to the Company, and commission expense of $2,408,033 paid to Helvea S.A. ;
- Commissions of $898,812 earned by the Company, collected by Baader Bank AG and remitted to the Company, and commission expense of $149,269 paid to Baader Bank AG;
- Research costs of $1,324,959 paid to Baader Bank AG;
- Expenses of $80,722 for head office activities and other services rendered by Baader Bank AG to the Company were invoiced to the Company during the year, included in intercompany support services expense.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

(expressed in US dollars)

8 Commitments and contingencies

Commitments

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnification to customers and counterparties. The Company's maximum and minimum exposures under these arrangements are unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, management expects the risk of this to be remote.

The minimum annual lease payments under operating leases are as follows:

Year ended December 31,	
2015	218,244
2016	218,244
2017	81,476

Rent expenses for the year amounted to $226,376.

Contingencies

The Company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the Company only discloses the contingency. As at December 31, 2014, no known contingencies existed.

9 Fair value of financial instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the balance sheet. The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(expressed in US dollars)

9 Fair value of financial instruments (cont'd)

Level 3 – Valuations incorporate inputs that are unobservable and significant to the overall fair value measurement.

The estimated fair values of the Company's short-term financial instruments, including cash, cash equivalents, accounts receivables, accounts payables and accrued liabilities arising in the ordinary course of business, approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization as follows:

			2014
	Carrying amount	**Fair value**	**Fair value hiearchy**
Cash and cash equivalents	$ 4,772,843	$ 4,772,843	Level 2
Accounts receivable	545,425	545,425	Level 2
Accounts payable and accrued liabilities	323,540	323,540	Level 2

10 Current income taxes

Income taxes reported differ from the amount computed by applying the statutory rates to the operating net loss as follows:

Rate reconciliation: Statutory to effective tax rate

	2014
Loss before income taxes	$ (516,756)
Provision for income taxes	138,474
Income tax benefit at statutory rate	(175,694)
Permanent item	
Non-deductible meals	15,663
Other reconciliation items	
Change in valuation allowance	337,197
Difference in foreign tax rates	(36,348)
Other	(2,344)
Provision for income taxes	$ 138,474

(expressed in US dollars)

10. Current income taxes (cont'd)

The Company files tax returns in Canada, in the province of Quebec and a Federal return in the United States and in New York State.

The Company is subject to examination by the tax authorities for the following open tax years:

- US Federal – December 31, 2009 through 2013.
- US New York State/City – December 31, 2009 through 2013.
- Canada Federal – December 31, 2009 through 2013.
- Canada Provincial – December 31, 2009 through 2013.

The Company has no accrual for uncertain tax positions.

Deferred income taxes

The components of deferred taxes are as follows:

Property and equipment	$ 132,313
Unrealized foreign exchange	106,935
Vacation payable	10,672
US Federal net operating losses (NOLs) carried forward	1,497,216[1]
Foreign tax credits related to Canadian taxes	477,627[2]
Valuation allowance	(2,218,061)[1]
Canadian deferred tax asset	6,702

(expressed in US dollars)

10 Current income taxes (cont'd)

(1) As of December 31, 2014, the Company has United States operating losses of approximately $4,373,293 which can be carried forward to future taxation years and offset against taxable income. Since the Company does not believe realization is more likely than not, a full valuation allowance has been recorded against the net deferred income tax assets. The expiration of these operating losses carry-forwards is as follows:

Year generated	Year expired	Gross amount before tax
2006	2026	$ 19,194
2007	2027	1,482,916
2008	2028	149,519
2009	2029	796,339
2010	2030	1,478,529
2011	2031	227,617
2012	2032	84,205
2013	2033	134,974
		$ 4,373,293

(2) For US tax purposes, the accrued Canadian income taxes of $477,627 can be used as a foreign tax credit ("FTC") to offset US current income tax payable. The Company must utilize the federal NOLs before the FTCs. The FTC can be carried forward for ten years against the Company's pre-credit US taxes, subject to FTC limitation. The Company does not expect to generate enough taxable US income to utilize the FTC; thus, a full valuation allowance is taken against the deferred income tax assets. The net operating losses originating before August 2, 2013 are subject to an annual limitation of $225,170.

The net operating losses carried forward and foreign tax credits carried forward as at the tax ownership change that occurred in August 2013 due to the Baader Bank AG acquisition, will be subject to an annual limitation post-ownership change should they be utilized.

11 Capital requirements

The Company is a member of FINRA and is therefore subject to the capital requirements (Rule 15c 3-1) of the Act. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act. The Rule also requires the maintenance of a minimum net capital of $250,000.

As of December 31, 2014, the Company's aggregate indebtedness and net capital were $366,431 and $4,258,631, respectively, giving a result of 8.60%. This was $4,008,631 in excess of the required net capital amount.

The Company does not hold client funds or securities nor owe money or securities to customers. Accordingly, the Company claims exemption from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

Helvea Inc.

Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission

December 31, 2014

(expressed in US dollars)

Computation of net capital

Shareholder's equity	$ 5,355,395
Deductions and/or charges	
Non-allowable assets	
Accounts receivable	545,425
Prepaid expenses	164,682
Income tax receivable	140,051
Deferred tax asset	6,702
Property and equipment	92,123
Total deductions	948,983
Net capital before haircuts on securities positions	4,406,412
Haircuts	147,781
Net capital	4,258,631
Minimum capital requirements	250,000
Excess net capital	$ 4,008,631

Aggregate indebtedness

Accounts payable and accrued liabilities	$ 323,540
Obligations under capital lease	42,891
	$ 366,431
Aggregate indebtedness as a percentage of net capital	8.60%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between the above computation and the corresponding computation prepared by Helvea Inc. and included in the Company's unaudited Part II Focus Report, as amended and filed by the Company on February 25, 2015.

HELVEA
Baader Bank Group

Helvea Inc · Suite 2501 · 600 Lexington Avenue · New York · NY 10022

Helvea Inc.'s Exemption Report

Helvea Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k):(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Björn Kahl, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Björn Kahl
President
Helvea Inc.

February 27, 2015

Helvea Inc
Suite 2501
600 Lexington Avenue
New York
NY 10022

T +1 212 935 5150
F +1 212 935 5154
info@helvea.com
Member of FINRA & SIPC

pwc

Report of Independent Registered Public Accounting Firm

To Management of Helvea Inc.:

We have reviewed Helvea Inc.'s (the "Company") assertions, included in the accompanying Helvea Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2015